[ANNA’S LINENS LETTERHEAD]

December 23, 2005

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 0308

Washington, D.C. 20549

Attention: Matthew J. Benson, Esq.

Re:	Anna’s Linens, Inc.
Registration Statement on Form S-1
File No. 333-124665

Ladies and Gentlemen:

Reference is made to the above captioned registration statement (the “Registration Statement”) filed by Anna’s Linens, Inc. (the “Registrant”) with the Securities and Exchange Commission on May 5, 2005, and amended on June 22, 2005. The Registrant has chosen to terminate the offering of common stock contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission, and no shares of common stock of the Registrant have been or will be issued or sold by the Registrant under the Registration Statement. Accordingly, pursuant to Rule 477 of the Securities Act of 1933, as amended, the Registrant hereby requests the immediate withdrawal of the Registration Statement, as amended, together with all exhibits thereto.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at (714) 850-9170, with a copy to Howard J. Unterberger of Miller & Holguin LLP at (310) 557-2205.

Please do not hesitate to call the undersigned at (714) 460-2856 or Howard Unterberger at (310) 556-1990 with any questions you may have regarding this letter.

Very truly yours,

ANNA’S LINENS, INC.

By:	/s/ Mike Harnetiaux
Name:	Mike Harnetiaux
Title:	Chief Financial Officer